Exhibit to Accompany
Item 77J b
Form N-SAR
Adelante Funds
the Funds


According to the provisions of Statement of Position 93
 - 2 (SOP93 - 2) Determination Disclosure and Financial
Statement Presentation of Income Capital Gain and Return of Capital Distributions by Investment Companies, the
Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).

This reclassification has no impact on the net assets of the Fund and it is designed to present the Funds accumulated net realized income and gain accounts on a tax basis.